Exhibit 99.11 • Xxx • Xxx JAMES HARDIE EUROPE Jack Truong

JAMES HARDIE EUROPE: PROFITABLE GROWTH • Fiber Gypsum business has very good upside growth potential • Leverage fermacell market access and customer intimacy to deliver initial phase of Fiber Cement growth • Focus on strategic innovation based on European building preferences to deliver transformational Fiber Cement growth PAGE 2

FERMACELL HAS CONSISTENT TRACK RECORD OF GROWTH Pre-Acquisition: (pro-forma fermacell + former JH Europe) Post-Acquisition Revenue (€m) FY Q1 FY 2019: +8% revenue growth in € vs. pcp 11.9% Adj EBIT Margin Source: JH internal PAGE 3

STEP-CHANGE, PROFITABLE GROWTH Growth Ambition: 1 Billion Euro Business within 10 years New Fiber Cement Fiber Cement based on JH Global portfolio Fiber Gypsum Cement Boards FY18 FY29 Source: JH internal PAGE 4

GROWTH OF FIBER GYPSUM BUSINESS PAGE 5

SIGNIFICANT GROWTH POTENTIAL FOR FIBER GYPSUM Fiber Gypsum James Hardie European gypsum board market (in m²m) FGshare share JHEUshare shares 82% Growth potential 264264 1% #1 66% Growth potential 258 258 8% 85%#1 84% Growth potential 177 177 2% 91%#1 71% Growth potential36 36 9% #1 89% Growth potential32 32 10% #1 85% …15 15 38% #1 Source: B+L Market research, Management estimation as of 2016 Gypsum plaster boards Fiber Gypsum boards PAGE 6

GROWTH IN RESIDENTIAL,TIMBER FRAME HOMES Where to Strong position: Germany, play? Switzerland, Austria Growth opportunities: UK, Nordics, Germany Key trends: • Increased share of pre-fabricated homes • Increased multi-story family homes New timber frame home in Hameln, Germany • Lightweight construction How to • Technical presale: Timber frame win? and pre-fab companies • From two layers (gypsum, OSB) to one layer (fiber gypsum) • Key value propositions: fire protection and acoustic reduction Pre-fabricated factory, Germany PAGE 7

GROWTH IN COMMERCIAL BUILDINGS Where to Strong position: Germany, play? Denmark Growth opportunities: UK, France, Sweden, Italy, Spain Key trends: • Increased technical requirements (esp. fire protection) School, Aarhus, Denmark How to • Technical presale to architects, win? general contractors, and installers • From two layers to one layer • Key value propositions: more floor space, labor cost, fire protection, acoustic reduction University Campus, Ipswich, UK PAGE 8

CASE STUDY: HOTEL PROJECTS Fiber gypsum meets acoustic reduction and impact resistance requirements while increasing usable space Benefits: Benefits:  +32 rooms vs. plan  Optimal space usage  All regulations met  Sound requirements with one layer of met with only one fiber gypsum layer of fiber gypsum solution solution Cabin Metro, Copenhagen, Denmark The Hub Hotel, Milan, Italy Benefits:  More rooms added to concept  Fire & sound requirements met with thinnest wall solution in the market Hotel, Copenhagen, Denmark PAGE 9

REPAIR AND REMODEL GROWTH THROUGH DEALER COVERAGE Where to Strong position: Very high Delivery points play? dealer coverage in key markets Key trends: • Do it for me instead of DIY • Growing cities How to • Leverage on strong win? fermacell brand • Digital marketing (one-to- many communication) Source: JH internal, addresses delivered from July 2017 until August 2018 PAGE 10

UNLOCKING CURRENT FIBER GYPSUM PLANT CAPACITY * Opportunity to leverage on James Hardie manufacturing know-how to unlock additional capacity * Potential to improve fiber gypsum margins in 2-3 years ++++ margin improvements** Operations footprint Target 2 ++ margin improvements** Target 1 Net Productive hours per week* Münchehof Wijchen Orejo Siglingen Calbe Source: JH internal, *Illustrative, productive hours as of June to August 2018 **For fiber gypsum boards only, excluding trading goods and accessories. High-level indicative scenario calculation for long-term EBIT margin impact based on key assumptions around development of production volumes, availability, sales volumes, sales prices, share of fixed vs variable costs and efficiencies PAGE 11

GROWTH OF FIBER CEMENT BUSINESS PAGE 12

STEP CHANGE GROWTH IN FIBER CEMENT Two growth levers JH Europe competitive advantage 1 Grow in timber frame markets • Access timber frame and R&R channel • Renovation and remodel: market through fermacell residential and commercial • Leverage initial solutions from James • New home construction Hardie’s APAC & NA portfolio • Modify to meet local needs and preferences Grow in masonry markets 2 • Primary demand model coupled • Access commercial channel and with new products specification market through fermacell • Expand portfolio developed locally for the • New homes, multi-family and European market commercial PAGE 13

COVERAGE IN KEY MARKETS Market coverage … … enables Fiber Cement penetration in timber frame segment Strong James Hardie coverage Strong fermacell coverage 100% Developing fermacell coverage 80% Nordics 60% 40% Austria Share of timber frame timberof Share 20% Switzerland UK Italy Benelux Germany France 0% Spain 0 100,000 200,000 300,000 400,000 Housing completions Bubble size equals # housing completions times timber frame share Source : Freedonia, Holzbau Deutschland, James Hardie market assessment PAGE 14

GROWTH IN TIMBER FRAME SEGMENT IN NORTHERN EUROPE • Northern Europe construction has high percentage of timber frame construction and cladding • Consistent construction approach across segments – R&R, single-family, multi-family • ‘Designed for climate’ needs – construction and long-term performance in all weather conditions Sweden market case studies James Hardie solutions HardiePlank R Axon TM PAGE 15

GROWTH IN TIMBER FRAME SEGMENT IN CENTRAL EUROPE • Timber frame segment is strong in Central Europe – southern Germany, Switzerland, Austria, and eastern France • Scalable technology transfer as platform for growth • Broad base solutions – facades, functional linings, floors Austria and Swiss market case studies James Hardie solutions Matrix™ and Stria™ HardiePanel R PAGE 16

GROWTH IN MASONRY MARKETS ACROSS EUROPE • Masonry is strong in many geographies – UK, northern Germany, western France, Benelux • Finish on masonry - 40% render/stucco, 40% brick/concrete, 20% lightweight • Market development focus • Single-family – Second story new and renovation • Multi-family – Modern design panel clad and balcony in-fill • Commercial – Panel and render solutions UK and France market case studies James Hardie solutions EasyLap™ Artisan R and Reveal R PAGE 17

LEVERAGING FERMACELL MARKET ACCESS AND CUSTOMER INTIMACY TO GROW JAMES HARDIE FIBER CEMENT BUSINESS  Market access, regional building preferences  Strong fermacell brand and logistics network  Synergies in new construction channel and R&R  Joint sales: fiber cement and fiber gypsum products  Local insight: People and regulatory needs Joint delivery of fermacell and James Hardie products to dealers in Denmark Joint fermacell (interior) and James Hardie (exterior) project “Bunn Leisure, White Horse Building” in UK PAGE 18

JAMES HARDIE EUROPE: PROFITABLE GROWTH • Fiber Gypsum business has very good upside growth potential • Leverage fermacell market access and customer intimacy to deliver initial phase of Fiber Cement growth • Focus on strategic innovation based on European building preferences to deliver transformational Fiber Cement growth PAGE 19

• Xxx • Xxx PRESIDENT AND COO

GLOBAL STRATEGY REMAINS UNCHANGED We are an Organic Growth Company • North America: 35/90 • Exteriors volume growth above market with 20-25% EBIT margin • Europe: Create a €1 billion business with Hardie like returns within the next 10 years • APAC: Deliver organic growth above the market with strong returns PAGE 21

STRENGTHEN THE CORE……AND GROW SOME MORE CURRENTLY OPPORTUNITIES Strong leadership team Build organizational capabilities, depth Talented employees, globally of talent and leadership Best practice sharing Manufacturing plants with high A network of high throughput throughput and lowest unit cost manufacturing plants that deliver lowest, total delivered costs consistently and reliably Good strategy against Vinyl and Close Strengthen our execution capabilities in sales Alternatives in NA toward 35/90 and market development Digital marketing to enhance conversion Innovation in products and solutions PAGE 22

SHORT TERM FOCUS • Employee engagement • Management system to improve predictability and reduce variability in our business and operations • Integrated, global strategic plan PAGE 23

• Xxx • Xxx Q&A